Issuer Free Writing Prospectus

Filed pursuant to Rule 433

Registration No. 333-223581

AMERICAN EXPRESS COMPANY

$900,000,000

FLOATING RATE NOTES DUE MAY 20, 2022

Terms and Conditions

Issuer:	American Express Company

Expected Ratings(1):	A3/BBB+/A (Stable/Stable/Stable) (Moody’s/S&P/Fitch)

Ranking:	Senior unsecured

Trade Date:	May 15, 2019

Settlement Date:

May 20, 2019 (T+3 days). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on the date hereof will be required, because the Notes initially will settle in T+3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. If you wish to trade the Notes on the date hereof, you should consult your own advisors.

Maturity Date:	May 20, 2022

Par Amount:	$900,000,000

Day Count:	Actual / 360

Base Rate:	Three-Month LIBOR (Reuters)

Spread:	+62 bps

Public Offering Price:	100.000%

Underwriters’ Discount:	0.25%

Net Proceeds to American Express:

$897,750,000 (before expenses), and together with the $1,250,000,000 principal amount of 2.750% Notes due May 20, 2022 and $850,000,000 principal amount of 3.125% Notes due May 20, 2026 being offered pursuant to the same prospectus supplement and accompanying prospectus, $2,987,447,000 (before expenses)

Interest Payment Dates and Interest Reset Dates:

Interest on the notes is payable on February 20, May 20, August 20, and November 20 of each year, beginning August 20, 2019.

If any Interest Payment Date (other than the maturity date) is not a Business Day, then such Interest Payment Date will be postponed to the next succeeding Business Day unless that Business Day is in the next succeeding calendar month, in which case the Interest Payment Date will be the immediately preceding Business Day.

Interest Periods:

Quarterly. The initial period will be the period from, and including the Settlement Date to, but excluding, August 20, 2019, the initial Interest Payment Date. The subsequent interest periods will be the periods from, and including the applicable Interest Payment Date to, but excluding, the next Interest Payment Date or the Maturity Date, as applicable.

Interest Determination Dates:	Second London banking day prior to applicable Interest Reset Date

Redemption:

American Express Company may redeem the notes, in whole or in part, on or after the date that is 31 days prior to the Maturity Date at a redemption price equal to the principal amount of the notes being redeemed, together with any accrued and unpaid interest thereon to the date fixed for redemption. The notes may be redeemed prior to the date that is 31 days prior to the maturity date if certain events occur involving United States taxation.

Listing:	The notes will not be listed on any exchange.

Minimum Denominations/Multiples:	Minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof

CUSIP:	025816 CE7

ISIN:	US025816CE78

Joint Book-Running Managers:	Barclays Capital Inc.
BofA Securities, Inc.
HSBC Securities (USA) Inc.
Wells Fargo Securities, LLC

Co-Managers:	Lloyds Securities Inc.
MUFG Securities Americas Inc.
SMBC Nikko Securities America, Inc.
Standard Chartered Bank
TD Securities (USA) LLC

Junior Co-Managers:	Westpac Capital Markets LLC
The Williams Capital Group, L.P.

(1) An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The rating of the notes should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

The issuer has filed a registration statement (including a base prospectus dated March 12, 2018) and a preliminary prospectus supplement, dated May 15, 2019, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. at 1-888-603-5847, BofA Securities, Inc. at 1-800-294-1322, HSBC Securities (USA) Inc. at 1-866-811-8049 or Wells Fargo Securities, LLC at 1-800-645-3751.